SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   4)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Lori J. Foust	Roberta S. Matlin
Treasurer	President
Inland American Real Estate Trust, Inc.	Inland Investment Advisors, Inc.
2901 Butter field Road	2901 Butterfield Road
Oak Brook, Illinois 60523	Oak Brook, Illinois 60523
(630 218-8000)	(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power : 0

	8)	Shared Voting Power: 4,829,599(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,829,599(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,829,599(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 29.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of November 18, 2008.  The shares reported consists of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.  Under the Advisory Agreement, Inland Investment Advisors, Inc. shares the power of disposition with Inland American Real Estate Trust, Inc.

(2) The percentage is calculated based on a total of 12,992,479 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of September 2, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 5, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,829,599(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,829,599(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,829,599(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 29.2%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of November 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.  The shares reported consist of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.

(2) The percentage is calculated based on a total of 12,992,479 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of September 2, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 5, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,829,599(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,829,599(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,829,599(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 29.2%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of November 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 12,992,479 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of September 2, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 5, 2008.

CUSIP No. 314308107

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,829,599(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,829,599(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,829,599(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 29.2%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of November 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 12,992,479 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of September 2, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 5, 2008.

CUSIP No. 314308107

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States
Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,829,599(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,829,599(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,829,599(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 29.2%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of November 18, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 12,992,479 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of September 2, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 5, 2008.

CUSIP No. 314308107

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc. with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on April 19, 2007, Amendment No. 2 filed with the SEC on April 22, 2008, Amendment No. 3 filed with the SEC on May 23, 2008, and Amendment No. 4, the “Schedule 13D”), in connection with the entry into a letter agreement regarding the 6.85% Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”) of Feldman Mall Properties, Inc. (the “Company”).  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement or one of the prior amendments, as applicable.

Item 2.	Identity and Background.

Appendices C and D regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland Real Estate Investment Corporation and The Inland Group, Inc., respectively, which information is incorporated by reference into this Item 2, are amended and restated in their entirety as filed with this Amendment No. 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On November 14, 2008, Inland American entered into the Letter Agreement with the Company and several subsidiaries of the Company pursuant to which Inland American has agreed to assign and transfer to the Company all of Inland American’s right, title and interest in and to 2,000,000 shares of Series A Preferred in exchange for three certain retail malls indirectly owned by the Company.  The mall properties being acquired are subject to mortgages with total unpaid balances in the approximate amount of $208 million.  In connection with the transaction, Inland American will also transfer cash in the amount of $9,125,000 to the Company.  The description of the Letter Agreement in this Item 4 is qualified by reference to the terms and conditions of the Letter Agreement in its entirety, which is attached as Exhibit 7.8 to this Amendment No. 4.

The respective obligations of the parties to close the contemplated transaction are subject to various closing conditions, including the completion of due diligence by Inland American.  Assuming that the transaction closes, Inland American will no longer own any Series A Preferred.  Until the transaction contemplated by the Letter Agreement closes, Inland American will continue to hold the Series A Preferred as an investment in the Company.  Pursuant to Inland American’s rights under the terms of the Articles Supplementary relating to the Series A Preferred to elect one director and one additional director if the fixed charge coverage ratio is not met, Inland American elected, effective May 8, 2008, two directors, Thomas H. McAuley and Thomas P. McGuinness, to serve on the Company’s board.  McGuinness and McAuley did not participate as directors in the board’s approval of the Letter Agreement.

Inland American continues to hold the Company’s Shares as an investment in the Company.  Depending on market conditions and other factors, Inland American may purchase or sell Shares in brokerage transactions, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Inland American and Adviser intend to continuously review Inland American’s investment in the Company and may in the future change its present course of action and decide to pursue one of the alternatives discussed in its previous amendments to this Schedule 13D.  In reaching any conclusion as to what Inland American will do with the Shares, Inland American and Adviser will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to Inland American, developments in Inland American’s business, general economic conditions, and stock market conditions.

Item 5.	Interest in Securities of the Issuer.
There have been no transactions in Shares effected since filing the last amendment, Amendment No. 3.

CUSIP No. 314308107

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following information:

Inland American has entered into the Letter Agreement described above in Item 4 pursuant to which it has agreed to assign and transfer all of its right, title and interest in 2,000,000 shares of Series A Preferred to the Company.  The obligations of the parties to close the transaction are subject to the fulfillment of various conditions.  The description of the Letter Agreement contained in Item 4 above is hereby incorporated by reference into this Item 6 and  is qualified in its entirety by reference to the Letter Agreement itself, a copy of which is filed with this Amendment No. 4 as Exhibit 7.8.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit Number	Exhibit
7.1

The amended Schedule A, dated July 1, 2008, to the Advisory Agreement, dated November 15, 2005, is attached to this Amendment No. 4 as Exhibit 7.1 and replaces in its entirety Schedule A in Exhibit 7.1 as filed with the Initial Statement

7.8

Letter Agreement, dated November 14, 2008, between Inland American Real Estate Trust, Inc. and Feldman Mall Properties, Inc., FMP Stratford LLC, FMP Stratford JCP Parcel LLC, FMP Northgate LLC, FMP Northgate Outparcel LLC and FMP Denton LP

7.9	Joint Filing Agreement

CUSIP No. 314308107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: November 19, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: November 19, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: November 19, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: November 19, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

CUSIP No. 314308107

Appendix C

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

C-1

CUSIP No. 314308107

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

C-2

CUSIP No. 314308107

Appendix D

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

D-1